June 9, 2025

Stephen Cotton
Chief Executive Officer
Aqua Metals, Inc.
5370 Kietzke Lane, Suite 201
Reno, Nevada 89511

       Re: Aqua Metals, Inc.
           Registration Statement on Form S-1
           Filed on June 4, 2025
           File No. 333-287775
Dear Stephen Cotton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Daniel Donahue